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Ace Development

Cannabis Business

Carmen, OK 73726
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Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $75,000 invested.
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THE PITCH
Ace Development is seeking investment to convert a 42,000 square foot high school campus into a state license cannabis facility.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR MISSION

Through know-how and relationships, Ace is urbanizing cannabis through the creation of high-quality products and visible brands for an underserved and valuable portion of the market.

Experience: We have achieved success in California and bring with us knowledge, expertise and experience in cultivation, extraction, brand development and operations to a market that is lacking in many of these areas.
Relationships: LOI from Cookies to create branded and white-labeled products in Oklahoma. ● Sales agreement with NBA icon Al Harrington. ● In negotiations with the lead actor in Warner Bros, What's Going On (Marvin Gaye documentary.) & produced by Dr. Dre.
Culture: We were at the forefront of developing a successful urban cannabis culture in California that will easily be replicated in Oklahoma and elsewhere. This culture extends from seed to sale and will be one of our biggest competitive advantages.
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LOCATION

Our location is a former 42,000 square foot older high school that is ready for conversion into state-of-the-art cultivation, processing and manufacturing facility.

39 CULTIVATION ROOMS Ideal layout and space can accommodate high number of rooms to maximize our cultivation plans.
9,000 POUNDS Fully developed, this location can produce over 9,000 pounds of flower per year
2.5 HOURS Drive time to Tulsa, Oklahoma's cannabis epicenter, housing 70% of the state's dispensaries.
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WHY OKLAHOMA?

The projected size of the Oklahoma cannabis market in 2021 - reaching $2-3B by 2023.

370k+ number of registered patients in Oklahoma. This represents 12% of the population
$831 Million: 2020 sales of medical marijuana in Oklahoma, more than double the $345M figure from 2019
161%: Sales increase for the first 2 months of 2021 compared to 2020 - $95M vs. $152M
$250 month: Average cannabis monthly spend per OK card holder – one of the highest in the country.
Oklahoma is a top-10 market for medical marijuana
A recreational bill is expected to pass in the next 12-24 months
17,000 people employed in the OK cannabis industry
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WE CARE

Ace focuses on corporate social equity through meaningful actions that help drive impact in our industry and within the communities we live and work.

Initially focused on the African-American community, but will branch to other underserved groups as we grow

We will partner with local organizations to encourage visibility, participation, and giving back

We will advance equity and social justice upstream and where needs are greatest through accountable and transparent leadership

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Space Development $47,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,500,000	$6,475,000	$12,250,000	$12,862,500	$17,500,000
Cost of Goods Sold	$1,058,000	$2,055,000	$3,403,000	$4,455,000	$5,910,365
Gross Profit	$2,442,000	$4,420,000	$8,847,000	$8,407,500	$11,589,635

EXPENSES

Rent	$118,000	$130,000	$140,000	$150,000	$160,000
Utilities	$75,000	$150,000	$350,000	$375,000	$575,365
Salaries	$400,000	$750,000	$1,200,000	$1,650,000	$2,250,000
Insurance	$45,000	$65,000	$88,000	$105,000	$125,000
Equipment Lease	$95,000	$185,000	$225,000	$350,000	$400,000
Repairs & Maintenance	$200,000	$500,000	$950,000	$1,250,000	$1,650,000
Legal & Professional Fees	$125,000	$275,000	$450,000	$575,000	$750,000
	$0	$0	$0	$0	$0
Operating Profit	$1,384,000	$2,365,000	$5,444,000	$3,952,500	$5,679,270

This information is provided by Ace Development. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $50,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends April 29th, 2022

Summary of Terms

Legal Business Name Ace Realty Development

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $75,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 0.5%-2.5%

Minimum Investment Amount $100

Repayment Schedule Annually

Securitization None

Maturity Date January 1st, 2026

Financial Condition

Historical milestones

Ace Development has been operating since [Month, Year] and has since achieved the following milestones:

Opened location in [City, State]

Achieved revenue of [$X] in [Year], which then grew to [$Y] in [Year].

Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].

Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Ace Development forecasts the following milestones:

Secure lease in [Carmen , Oklahoma by [April 2021

Hire for the following positions by [February 2022 head grower. April 15th, Opp Director 2,

Achieve $1,850,000 revenue per year by 2023

Achieve 1,450,00profit per year by 2023

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain

bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Ace Development to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Ace Development operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Ace Development competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Ace Development's core business or the inability to compete successfully against the with other competitors could negatively affect Ace Development's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Ace Development's management or vote on and/or influence any managerial decisions regarding Ace Development. Furthermore, if the founders or other key personnel of Ace Development were to leave Ace Development or become unable to work, Ace Development (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Ace Development and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Ace Development is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Ace Development might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Ace Development is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Ace Development

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Ace Development's financial performance or ability to continue to operate. In the event Ace Development ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Ace Development nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Ace Development will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Ace Development is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Ace Development will carry some insurance, Ace Development may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Ace Development could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Ace Development's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Ace Development's management will coincide: you both want Ace Development to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Ace Development to act conservative to make sure they are best equipped to repay the Note obligations, while Ace Development might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Ace Development needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Ace Development or management), which is responsible for monitoring Ace Development's compliance with the law. Ace Development will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Ace Development is significantly more successful

Invest in Ace Development | Cannabis Business in Carmen, OK

than your initial expectations.

You Do Have a Downside

Conversely, if Ace Development fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Ace Development, and the revenue of Ace Development can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Ace Development to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Ace Development is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Ace Development is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

Ace Development is a newly established entity and has no history for prospective investors to consider.

This information is provided by Ace Development. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Ace Development isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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